May 13, 2014

Via EDGAR

Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

RE:	CareTrust REIT, Inc.
Registration Statement on Form 10-12B
File No. 001-36181

Dear Ms. Gowetski:

We hereby request acceleration of the effective date of the above-referenced Registration Statement on Form 10 of CareTrust REIT, Inc. (the “Company”) so that it may become effective at 3:00 p.m., Eastern Time, on May 15, 2014, or as soon as possible thereafter.

Please direct any questions regarding this request to Jonathan L. Friedman of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5396. In addition, please notify Mr. Friedman when this request for acceleration has been granted.

In connection with this request, we acknowledge the following:

1.	Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Sincerely,

CARETRUST REIT, INC.

By:	/s/ Gregory K. Stapley
Gregory K. Stapley
President and Chief Executive Officer